Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the first quarter ended March 31, 2012, has been derived from TOTAL’s unaudited consolidated financial statements for the first quarter ended March 31, 2012.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2011, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 26, 2012, as amended on March 27, 2012.

•                           Key figures and consolidated accounts of TOTAL*

in millions of euros except earnings per share and number of shares	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Sales	51,168	47,492	46,029	+11%

Adjusted net operating income from business segments**

• Upstream	2,939	2,776	2,849	+3%
• Refining & Chemicals	61	35	266	-77%
• Supply & Marketing	257	238	248	+4%

Fully-diluted earnings per share (euros)	1.62	1.01	1.75	-7%

Fully-diluted weighted-average shares (millions)	2,265	2,264	2,251	+1%

Net income (Group share)	3,662	2,290	3,946	-7%

Investments***	5,940	7,367	5,683	+5%

Divestments	1,690	1,495	663	x	3

Net investments	4,250	5,872	5,020	-15%

Cash flow from operations	5,267	2,794	5,714	-8%

* Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

** For a discussion of the segment reorganization effective January 1, 2012, see “Analysis of business segments” below.

*** Including acquisitions.

•                           First quarter 2012 results

• Sales

In the first quarter 2012, the Brent price averaged 118.6 $/b, an increase of 13% compared to the first quarter 2011 and 9% compared to the fourth quarter 2011. The European refining margin indicator (ERMI) averaged 20.9 $/t, a decrease of 15% compared to the first quarter 2011, but an increase of 38% compared to the fourth quarter 2011. Faced with weak demand and high raw material costs, the environment for petrochemicals in Europe continued to deteriorate.

The euro-dollar exchange rate averaged 1.31 $/€ in the first quarter 2012 compared to 1.37 $/€ in the first quarter 2011 and 1.35 $/€ in the fourth quarter 2011.

In this environment, sales were €51,168 million in the first quarter 2012, an increase of 11% compared to €46,029 million in the first quarter 2011.

• Net income

Net income (Group share) in the first quarter 2012 decreased by 7% to €3,662 million from €3,946 million in the first quarter 2011, mainly due to lower Refining & Chemicals segment results. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of €590 million in the first quarter 2012 and a positive impact of €946 million in the first quarter 2011. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of €20 million in the first quarter 2012, compared to a positive impact of €63 million in the first quarter 2011. Special items had a positive impact of €18 million in the first quarter 2012, including, in particular, gains on the sale of Sanofi shares, which were partially offset by a provision for the Elgin incident at the level of the Group’s consolidated accounts. Special items in the first quarter 2011 had a negative impact of €167 million, comprised essentially of the increase in the deferred tax liability due to the change in UK taxes.

Fully-diluted earnings per share, based on 2,265 million fully-diluted weighted-average shares, was €1.62 in the first quarter 2012 compared to €1.75 in the first quarter 2011, a decrease of 7%.

• Investments — divestments(1)

Investments, excluding acquisitions and including the change in non-current loans, were €3.9 billion in the first quarter 2012, an increase of 39% compared to €2.8 billion in the first quarter 2011.

Acquisitions were €1.8 billion in the first quarter 2012, comprised essentially of an interest in exploration and production licenses in Uganda, exploration permits in Angola and minority interests in Fina Antwerp Olefins.

Asset sales in the first quarter 2012 were €1.5 billion, comprised essentially of Sanofi shares, interests in the Gassled pipeline in Norway, Upstream assets in France and interests in Composites One in the U.S. and Pec-Rhin in France.

Net investments(2) were €4.2 billion in the first quarter 2012 compared to €5.0 billion in the first quarter 2011.

• Cash flow

Cash flow from operations was €5,267 million in the first quarter 2012, a decrease of 8% compared to the first quarter 2011, essentially in line with the change in the Group’s net income. Cash flow from operating activities was affected by changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow(3) was €1,017 million in the first quarter 2012 compared to €694 million in the first quarter 2011, an increase of 47%.

The net-debt-to-equity ratio was 22.2% on March 31, 2012, compared to 23.0% on December 31, 2011, and 19.3% on March 31,  2011(4).

•                           Analysis of business segment results

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The procedure for informing and consulting with employee representatives took place and the reorganization became effective on January 1, 2012. This led to organizational changes, with the creation of: a Refining & Chemicals segment, a large industrial center that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations, as well as oil trading and shipping activities; and a Supply & Marketing segment, which is dedicated to worldwide supply and marketing activities in the oil products field. Historical numbers contained herein have been restated on this basis.

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the

(1) Detail shown on page 12 of this exhibit.

(2) Net investments = investments including acquisitions and changes in non-current loans — asset sales.

(3) Net cash flow = cash flow from operations - net investments.

(4) Detail shown on page 12 of this exhibit.

FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Supply & Marketing segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 20-23, 25-26 and 35-37 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

UPSTREAM SEGMENT

• Environment — liquids and gas price realizations*

	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Brent ($/b)	118.6	109.3	105.4	+13%

Average liquids price ($/b)	115.2	104.3	99.5	+16%

Average gas price ($/Mbtu)	7.16	6.79	6.19	+16%

Average hydrocarbons price ($/boe)	82.1	75.9	71.7	+15%

* Consolidated subsidiaries, excluding fixed margin and buy-back contracts. Effective first quarter 2012, over/under-lifting valued at market prices.

• Production

Hydrocarbon production	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Combined production (kboe/d)	2,372	2,384	2,371	—

• Liquids (kb/d)	1,229	1,237	1,293	-5%

• Gas (Mcf/d)	6,226	6,201	5,880	+6%

Hydrocarbon production was 2,372 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2012, stable compared to the same quarter last year, essentially as a result of:

•           -2% for normal decline, net of production ramp-ups on new projects;

•           +5% for changes in the portfolio, integrating the net share of Novatek production and impact of the sale of interests in CEPSA and the E&P subsidiary in Cameroon;

•           -2% for security conditions in Syria net of the positive effect of Libya returning to production; and

•           -1% for the price effect(5).

• Results

in millions of euros	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Non-Group sales	6,618	6,716	6,144	+8%

Operating income	6,432	6,085	5,905	+9%

Adjustments affecting operating income	25	(30)	(84)	n/a

Adjusted operating income*	6,457	6,055	5,821	+11%

Adjusted net operating income*	2,939	2,776	2,849	+3%

• includes adjusted income from equity affiliates	484	476	374	+29%

Investments	5,368	6,300	5,232	+3%

Divestments	759	447	335	x2

Cash flow from operating activities	5,624	3,648	4,643	+21%

* Detail of adjustment items shown in the business segment information starting on page 20 and on page 26 of this exhibit.

Adjusted net operating income from the Upstream segment was €2,939 million in the first quarter 2012 compared to €2,849 million in the first quarter 2011, an increase of 3%. The positive effect of higher hydrocarbon prices was offset mainly from higher Upstream taxes in these periods.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact on the Upstream segment’s adjusted net operating income of €40 million in the first quarter 2012 and a positive impact of €128 million in the first quarter 2011.

(5) The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

The effective tax rate for the Upstream segment was 62.1% compared to 57.6% in the first quarter 2011, essentially driven by portfolio mix effects and higher taxes in the UK.

The return on average capital employed (ROACE(6)) for the Upstream segment was 20%, for the twelve months ended March 31, 2012, stable compared to the full-year 2011.

The annualized first quarter 2012 ROACE for the Upstream segment was 20%.

REFINING & CHEMICALS SEGMENT

• Refinery throughput and utilization rates*

	1Q12	4Q11	1Q11	1Q12 vs 1Q11
Total refinery throughput (kb/d)	1,830	1,674	2,012	-9%

• France	692	742	745	-7%
• Rest of Europe	879	714	1,047	-16%
• Rest of world	259	218	220	+18%

Utilization rates**

• Based on crude only	82%	77%	79%
• Based on crude and other feedstock	88%	79%	85%

* Includes share of CEPSA through July 31, 2011, and of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Supply & Marketing segment.

** Based on distillation capacity at the beginning of the year.

The decrease in refinery throughput compared to the first quarter 2011 is due to the sale of Group’s interest in CEPSA at the end of July 2011; excluding this impact, throughput volume would have increased by 2% compared to the first quarter 2011. In the first quarter 2012, throughput was affected mainly by a major turnaround at the Provence refinery.

(6) Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit.

• Results

in millions of euros (except the ERMI)	1Q12	4Q11	1Q11	1Q12 vs 1Q11

European refining margin indicator - ERMI ($/t)	20.9	15.1	24.6	-15%

Non-Group sales	23,096	19,405	19,385	+19%

Operating income	736	(593)	1,435	-49%

Adjustments affecting operating income	(783)	467	(1,146)	n/a

Adjusted operating income*	(47)	(126)	289	n/a

Adjusted net operating income*	61	35	266	-77%

• Contribution of Specialty chemicals**	91	74	105	-13%

Investments	429	624	344	+25%

Divestments	141	58	16	x9

Cash flow from operating activities	(36)	(649)	1,058	n/a

* Detail of adjustment items shown in the business segment information starting on page 20 and on page 26 of this exhibit.

** Made up of Hutchinson, Bostik and Atotech, and including coatings and photocure resins until they were sold in July 2011.

The European refinery margin indicator (ERMI) averaged 20.9 $/t in the first quarter 2012, a decrease of 15% compared to the first quarter 2011.

Adjusted net operating income from the Refining & Chemicals segment was €61 million in the first quarter 2012, a decrease of 77% compared to the first quarter 2011.The decrease is mainly due to the strong deterioration of the environment for petrochemicals in Europe and, to a lesser extent, a decrease in European refining margins.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on the Refining & Chemicals segment’s adjusted net operating income of €553 million in the first quarter 2012 and a negative impact of €808 million in the first quarter 2011. The exclusion of special items had no impact on the Refining & Chemicals segment’s adjusted net operating income in the first quarters of 2012 and 2011.

The ROACE for the Refining & Chemicals segment was 4% for the twelve months ended March 31, 2012, compared to 5% for the full-year 2011. The annualized first quarter 2012 ROACE for the Refining & Chemicals segment was 2%.

SUPPLY & MARKETING SEGMENT

• Refined product sales

Sales in kb/d*	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Europe	1,211	1,280	1,630	-26%

Rest of world	529	534	515	+3%

Total Supply & Marketing sales	1,740	1,814	2,145	-19%

* Excludes trading and bulk Refining sales, which are reported under the Refining & Chemicals segment (see page 11 of this exhibit); includes share of TotalErg and, until July 31, 2011, CEPSA.

In the first quarter 2012, sales volumes decreased by 19% compared to the first quarter last year. The decrease is due to the sale of marketing activities in the UK and the sale of the Group’s interest in CEPSA in 2011. Excluding these portfolio effects, sales volumes for Supply & Marketing would have been stable.

in millions of euros	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Non-Group sales	21,411	21,374	20,489	+4%

Operating income	432	375	469	-8%

Adjustments affecting operating income	(63)	(41)	(210)	n/a

Adjusted operating income*	369	334	259	+42%

Adjusted net operating income*	257	238	248	+4%

Investments	136	379	91	+49%

Divestments	34	479	21	+62%

Cash flow from operating activities	(302)	33	(44)	n/a

* Detail of adjustment items shown in the business segment information starting on page 20 and on page 26 of this exhibit.

The Supply & Marketing segment’s sales were €21.4 billion, an increase of 4% compared to the first quarter 2011.

Adjusted net operating income from the Supply & Marketing segment was €257 million in the first quarter 2012, an increase of 4% compared to the first quarter 2011, mainly due to an improvement in margins for specialty petroleum products.

Adjusted net operating income for the Supply & Marketing segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on the Supply & Marketing segment’s adjusted net operating income of €40 million in the first quarter 2012 and a negative impact of €148 million in the first quarter 2011. The exclusion of special items had no impact on the Supply & Marketing segment’s adjusted net operating income in the first quarters of 2012 and 2011.

The ROACE for the Supply & Marketing segment was 17% for the twelve months ended March 31, 2012, compared to 18% for the full-year 2011. The annualized first quarter 2012 ROACE for the Supply & Marketing segment was 18%.

•                           Summary and outlook

Pending approval at the May 11, 2012 Annual Shareholders Meeting, TOTAL will pay on June 21, 2012, the €0.57 per share(7)  remainder of the 2011 dividend. The 2011 cash dividend represents a total of €2.28 per share.

In addition, the Board of Directors decided on April 26, 2012, to pay an interim 2012 dividend of €0.57 per share on September 27, 2012(8). This interim dividend remains unchanged from the previous quarter.

Since the beginning of the year, the Group has successfully started production on three major new projects: Usan in Nigeria, Islay in the UK North Sea, and Bongkot South in Thailand. The next planned 2012 start-ups include Sulige in China and Angola LNG. Notwithstanding, production for the second quarter of 2012 will be impacted by the incidents in the UK, in Nigeria and in Yemen, as well as by scheduled seasonal maintenance.

In the Refining & Chemicals segment, the start of the second quarter 2012 has been marked by a rebound in refining margins in Europe, resulting from a decrease in the price of oil and a reduction in available capacity due to seasonal shut-downs for major turnarounds and refinery closures in the Atlantic basin. For petrochemicals, margins in Europe have recovered from the very low first quarter levels.

(7) The ex-dividend date will be June 18, 2012.

(8) The ex-dividend date will be September 24, 2012. For holders of American Depositary Shares of TOTAL, the ex-dividend date will be September 19, 2012, and the expected payment date will be October 18, 2012.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2011.

Operating information by segment for first quarter of 2012

•                  Upstream

Combined liquids and gas production by region (kboe/d)	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Europe	499	518	582	-14%

Africa	709	693	691	+3%

Middle East	511	546	581	-12%

North America	68	67	68	—

South America	182	182	185	-2%

Asia-Pacific	214	212	242	-12%

CIS	189	166	22	x9

Total production	2,372	2,384	2,371	—

Includes equity affiliates	628	580	500	+26%

Liquids production by region (kb/d)	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Europe	226	244	263	-14%

Africa	566	553	551	+3%

Middle East	300	304	325	-8%

North America	24	22	32	-25%

South America	63	62	82	-23%

Asia-Pacific	24	25	28	-14%

CIS	26	27	12	x2

Total production	1,229	1,237	1,293	-5%

Includes equity affiliates	299	295	325	-8%

Gas production by region (Mcf/d)	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Europe	1,492	1,491	1,743	-14%

Africa	730	688	717	+2%

Middle East	1,143	1,307	1,390	-18%

North America	247	246	204	+21%

South America	663	664	571	+16%

Asia-Pacific	1,073	1,056	1,202	-11%

CIS	878	749	53	x17

Total production	6,226	6,201	5,880	+6%

Includes equity affiliates	1,773	1,537	947	+87%

Liquified natural gas	1Q12	4Q11	1Q11	1Q12 vs 1Q11
LNG sales* (Mt)	3.24	3.15	3.36	-4%

*      Sales, Group share, excluding trading; 2011 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2011 SEC coefficient.

•                  Downstream (Refining & Chemicals and Supply & Marketing)

Refined product sales by region (kb/d)*	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Europe	2,066	2,049	2,481	-17%

Africa	392	378	369	+6%

Americas	441	409	439	—

Rest of world	568	486	480	+18%

Total consolidated sales	3,467	3,322	3,769	-8%

Includes bulk sales	501	446	437	+15%

Includes trading	1,226	1,062	1,187	+3%

*      Includes share of CEPSA through July 31, 2011, and of TotalErg.

Investments - Divestments

In millions of euros	1Q12	4Q11	1Q11	1Q12 vs 1Q11

Investments excluding acquisitions*	3,873	5,225	2,787	+39%

• Capitalized exploration	350	328	217	+61%

• Change in non-current loans**	159	244	(208)	na

Acquisitions	1,832	1,858	2,529	-28%

Investments including acquisitions*	5,705	7,083	5,316	+7%

Asset sales	1,455	1,211	296	x5

Net investments**	4,250	5,872	5,020	-15%

*            Includes changes in non-current loans.

**     Includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	03/31/2012	12/31/2011	03/31/2011

Current borrowings	9,574	9,675	11,674

Net current financial assets	(1,322)	(533)	(1,709)

Non-current financial debt	22,428	22,557	20,215

Hedging instruments of non-current debt	(1,882)	(1,976)	(1,352)

Cash and cash equivalents	(13,330)	(14,025)	(17,327)

Net debt	15,468	15,698	11,501

Shareholders’ equity	70,945	68,037	62,535

Estimated dividend payable	(2,573)	(1,255)	(3,832)

Non-controlling interests	1,275	1,352	898

Equity	69,647	68,134	59,601

Net-debt-to-equity ratio	22.2%	23.0%	19.3%

Return on average capital employed

•                  Twelve months ended March 31, 2012

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing

Adjusted net operating income	10,495	643	1,019

Capital employed at 03/31/2011*	44,528	16,369	5,839

Capital employed at 03/31/2012*	59,383	16,222	6,031

ROACE	20.2%	3.9%	17.2%

•                  Full-year 2011

in millions of euros	Upstream	Refining & Chemicals	Supply & Marketing

Adjusted net operating income	10,405	848	1,010

Capital employed at 12/31/2010*	43,972	17,265	5,608

Capital employed at 12/31/2011*	58,939	15,883	5,391

ROACE	20.2%	5.1%	18.4%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
First quarter 2012	1.31	20.9	118.6	115.2	7.16
Fourth quarter 2011	1.35	15.1	109.3	104.3	6.79
Third quarter 2011	1.41	13.4	113.4	106.8	6.56
Second quarter 2011	1.44	16.3	117.0	110.6	6.60
First quarter 2011	1.37	24.6	105.4	99.5	6.19

*                          European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                   1 $/t = 0.136 $/b.

***            Consolidated subsidiaries, excluding fixed margin and buy-back contracts. Beginning with the first quarter of 2012, includes hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€)(a)	1st quarter 2012	4th quarter 2011	1st quarter 2011

Sales	51,168	47,492	46,029
Excise taxes	(4,393)	(4,534)	(4,427)
Revenues from sales	46,775	42,958	41,602

Purchases, net of inventory variation	(32,041)	(29,233)	(27,255)
Other operating expenses	(5,092)	(5,276)	(4,702)
Exploration costs	(356)	(339)	(259)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,838)	(2,416)	(1,686)
Other income	289	281	85
Other expense	(96)	(838)	(59)

Financial interest on debt	(187)	(156)	(136)
Financial income from marketable securities & cash equivalents	35	57	47
Cost of net debt	(152)	(99)	(89)

Other financial income	85	91	75
Other financial expense	(136)	(102)	(108)

Equity in net income (loss) of affiliates	541	478	506

Income taxes	(4,305)	(3,121)	(4,072)
Consolidated net income	3,674	2,384	4,038
Group share	3,662	2,290	3,946
Non-controlling interests	12	94	92
Earnings per share (€)	1.62	1.02	1.76
Fully-diluted earnings per share (€)	1.62	1.01	1.75

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	1st quarter 2012	4th quarter 2011	1st quarter 2011
Consolidated net income	3,674	2,384	4,038
Other comprehensive income
Currency translation adjustment	(1,054)	1,833	(1,978)
Available for sale financial assets	(66)	296	115
Cash flow hedge	70	5	(24)
Share of other comprehensive income of associates, net amount	162	219	(87)
Other	(6)	2	2

Tax effect	(11)	(108)	6
Total other comprehensive income (net amount)	(905)	2,247	(1,966)

Comprehensive income	2,769	4,631	2,072
- Group share	2,783	4,478	2,030
- Non-controlling interests	(14)	153	42

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	March 31, 2012 (unaudited)	December 31, 2011	March 31, 2011 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	13,231	12,413	9,211
Property, plant and equipment, net	65,082	64,457	54,955
Equity affiliates : investments and loans	13,194	12,995	8,143
Other investments	2,958	3,674	4,458
Hedging instruments of non-current financial debt	1,882	1,976	1,352
Other non-current assets	4,494	4,871	3,466
Total non-current assets	100,841	100,386	81,585

Current assets
Inventories, net	18,886	18,122	15,516
Accounts receivable, net	22,811	20,049	19,758
Other current assets	10,346	10,767	8,766
Current financial assets	1,471	700	2,026
Cash and cash equivalents	13,330	14,025	17,327
Total current assets	66,844	63,663	63,393
Assets classified as held for sale	—	—	4,914
Total assets	167,685	164,049	149,892

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,911	5,909	5,878
Paid-in surplus and retained earnings	70,281	66,506	64,677
Currency translation adjustment	(1,857)	(988)	(4,517)
Treasury shares	(3,390)	(3,390)	(3,503)
Total shareholders’ equity - Group Share	70,945	68,037	62,535
Non-controlling interests	1,275	1,352	898
Total shareholders’ equity	72,220	69,389	63,433

Non-current liabilities
Deferred income taxes	12,179	12,260	10,204
Employee benefits	2,215	2,232	2,103
Provisions and other non-current liabilities	10,579	10,909	8,584
Non-current financial debt	22,428	22,557	20,215
Total non-current liabilities	47,401	47,958	41,106

Current liabilities
Accounts payable	22,647	22,086	18,383
Other creditors and accrued liabilities	15,694	14,774	14,812
Current borrowings	9,574	9,675	11,674
Other current financial liabilities	149	167	317
Total current liabilities	48,064	46,702	45,186
Liabilities directly associated with the assets classified as held for sale	—	—	167
Total liabilities and shareholders’ equity	167,685	164,049	149,892

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	1st quarter 2012	4th quarter 2011	1st quarter 2011

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,674	2,384	4,038
Depreciation, depletion and amortization	2,103	3,037	1,888
Non-current liabilities, valuation allowances and deferred taxes	364	505	565
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on sales of assets	(281)	(73)	(6)
Undistributed affiliates’ equity earnings	34	50	(182)
(Increase) decrease in working capital	(674)	(3,129)	(587)
Other changes, net	47	20	(2)
Cash flow from operating activities	5,267	2,794	5,714

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,227)	(5,559)	(5,374)
Acquisitions of subsidiaries, net of cash acquired	(121)	(45)	—
Investments in equity affiliates and other securities	(198)	(1,235)	(150)
Increase in non-current loans	(394)	(528)	(159)
Total expenditures	(5,940)	(7,367)	(5,683)
Proceeds from disposal of intangible assets and property, plant and equipment	567	600	6
Proceeds from disposal of subsidiaries, net of cash sold	34	5	—
Proceeds from disposal of non-current investments	854	606	290
Repayment of non-current loans	235	284	367
Total divestments	1,690	1,495	663
Cash flow used in investing activities	(4,250)	(5,872)	(5,020)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	31	—	50
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(1,286)	(1,285)	—
- Non-controlling interests	(2)	(75)	(1)
Other transactions with non-controlling interests	—	(632)	—
Net issuance (repayment) of non-current debt	1,664	129	2,228
Increase (decrease) in current borrowings	(1,101)	(1,617)	488
Increase (decrease) in current financial assets and liabilities	(929)	531	(511)
Cash flow used in financing activities	(1,623)	(2,949)	2,254
Net increase (decrease) in cash and cash equivalents	(606)	(6,027)	2,948
Effect of exchange rates	(89)	110	(110)
Cash and cash equivalents at the beginning of the period	14,025	19,942	14,489
Cash and cash equivalents at the end of the period	13,330	14,025	17,327

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity Group	Non- controlling	Total shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity
As of January 1, 2011	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271
Net income of the first quarter	—	—	3,946	—	—	—	3,946	92	4,038
Other comprehensive Income	—	—	106	(2,022)	—	—	(1,916)	(50)	(1,966)
Comprehensive Income	—	—	4,052	(2,022)	—	—	2,030	42	2,072
Dividend	—	—	—	—	—	—	—	(1)	(1)
Issuance of common shares	1,498,093	4	46	—	—	—	50	—	50
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	776	—	—	—	—
Share-based payments	—	—	41	—	—	—	41	—	41
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	—	—	—	—	—	—	—
Other items	—	—	—	—	—	—	—	—	—
As of March 31, 2011	2,351,139,024	5,878	64,677	(4,517)	(112,486,903)	(3,503)	62,535	898	63,433
Net income from April 1 to December 31, 2011	—	—	8,330	—	—	—	8,330	213	8,543
Other comprehensive Income	—	—	125	3,426	—	—	3,551	94	3,645
Comprehensive Income	—	—	8,455	3,426	—	—	11,881	307	12,188
Dividend	—	—	(6,457)	—	—	—	(6,457)	(171)	(6,628)
Issuance of common shares	12,628,289	31	400	—	—	—	431	—	431
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(113)	—	2,932,730	113	—	—	—
Share-based payments	—	—	120	—	—	—	120	—	120
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(553)	103	—	—	(450)	(123)	(573)
Other items	—	—	(23)	—	—	—	(23)	441	418
As of December 31, 2011	2,363,767,313	5,909	66,506	(988)	(109,554,173)	(3,390)	68,037	1,352	69,389
Net income of the first quarter	—	—	3,662	—	—	—	3,662	12	3,674
Other comprehensive Income	—	—	(2)	(877)	—	—	(879)	(26)	(905)
Comprehensive Income	—	—	3,660	(877)	—	—	2,783	(14)	2,769
Dividend	—	—	—	—	—	—	—	(2)	(2)
Issuance of common shares	778,664	2	29	—	—	—	31	—	31
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	2,752	—	—	—	—
Share-based payments	—	—	37	—	—	—	37	—	37
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	11	8	—	—	19	(19)	—
Other items	—	—	38	—	—	—	38	(42)	(4)
As of March 31, 2012	2,364,545,977	5,911	70,281	(1,857)	(109,551,421)	(3,390)	70,945	1,275	72,220

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,618	23,096	21,411	43	—	51,168
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,852	34,107	18,054	87	(20,325)	46,775
Operating expenses	(7,013)	(33,057)	(17,514)	(230)	20,325	(37,489)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,407)	(314)	(108)	(9)	—	(1,838)
Operating income	6,432	736	432	(152)	—	7,448
Equity in net income (loss) of affiliates and other items	465	92	9	117	—	683
Tax on net operating income	(3,998)	(214)	(144)	4	—	(4,352)
Net operating income	2,899	614	297	(31)	—	3,779
Net cost of net debt						(105)
Non-controlling interests						(12)
Net income						3,662

1st quarter 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(25)	—	—	—	—	(25)
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	(25)	—	—	—	—	(25)
Operating expenses	—	783	63	(65)	—	781
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(25)	783	63	(65)	—	756
Equity in net income (loss) of affiliates and other items	(21)	23	—	110	—	112
Tax on net operating income	6	(253)	(23)	(7)	—	(277)
Net operating income (b)	(40)	553	40	38	—	591
Net cost of net debt						—
Non-controlling interests						(3)
Net income						588

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	783	63	—
On net operating income	—	553	40	—

1st quarter 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,643	23,096	21,411	43	—	51,193
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,877	34,107	18,054	87	(20,325)	46,800
Operating expenses	(7,013)	(33,840)	(17,577)	(165)	20,325	(38,270)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,407)	(314)	(108)	(9)	—	(1,838)
Adjusted operating income	6,457	(47)	369	(87)	—	6,692
Equity in net income (loss) of affiliates and other items	486	69	9	7	—	571
Tax on net operating income	(4,004)	39	(121)	11	—	(4,075)
Adjusted net operating income	2,939	61	257	(69)	—	3,188
Net cost of net debt						(105)
Non-controlling interests						(9)
Adjusted net income						3,074
Adjusted fully-diluted earnings per share (€)						1.36

(a) Except for per share amounts.

1st quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	5,368	429	136	7	—	5,940
Total divestments	759	141	34	756	—	1,690
Cash flow from operating activities	5,624	(36)	(302)	(19)	—	5,267

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,716	19,405	21,374	(3)	—	47,492
Intersegment sales	7,450	12,079	190	56	(19,775)	—
Excise taxes	—	(879)	(3,655)	—	—	(4,534)
Revenues from sales	14,166	30,605	17,909	53	(19,775)	42,958
Operating expenses	(6,626)	(30,368)	(17,412)	(217)	19,775	(34,848)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,455)	(830)	(122)	(9)	—	(2,416)
Operating income	6,085	(593)	375	(173)	—	5,694
Equity in net income (loss) of affiliates and other items	(142)	39	(29)	42	—	(90)
Tax on net operating income	(3,303)	308	(127)	(26)	—	(3,148)
Net operating income	2,640	(246)	219	(157)	—	2,456
Net cost of net debt						(72)
Non-controlling interests						(94)
Net income						2,290

4th quarter 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	30	—	—	—	—	30
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	30	—	—	—	—	30
Operating expenses	—	67	42	—	—	109
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(534)	(1)	—	—	(535)
Operating income (b)	30	(467)	41	—	—	(396)
Equity in net income (loss) of affiliates and other items	(460)	(68)	(49)	21	—	(556)
Tax on net operating income	294	254	(11)	(7)	—	530
Net operating income (b)	(136)	(281)	(19)	14	—	(422)
Net cost of net debt						—
Non-controlling interests						(13)
Net income						(435)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	24	34	—
On net operating income	—	40	22	—

4th quarter 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,686	19,405	21,374	(3)	—	47,462
Intersegment sales	7,450	12,079	190	56	(19,775)	—
Excise taxes	—	(879)	(3,655)	—	—	(4,534)
Revenues from sales	14,136	30,605	17,909	53	(19,775)	42,928
Operating expenses	(6,626)	(30,435)	(17,454)	(217)	19,775	(34,957)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,455)	(296)	(121)	(9)	—	(1,881)
Adjusted operating income	6,055	(126)	334	(173)	—	6,090
Equity in net income (loss) of affiliates and other items	318	107	20	21	—	466
Tax on net operating income	(3,597)	54	(116)	(19)	—	(3,678)
Adjusted net operating income	2,776	35	238	(171)	—	2,878
Net cost of net debt						(72)
Non-controlling interests						(81)
Adjusted net income						2,725
Adjusted fully-diluted earnings per share (€)						1.20

(a) Except for per share amounts.

4th quarter 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	6,300	624	379	64	—	7,367
Total divestments	447	58	479	511	—	1,495
Cash flow from operating activities	3,648	(649)	33	(238)	—	2,794

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,144	19,385	20,489	11	—	46,029
Intersegment sales	6,939	10,662	239	41	(17,881)	—
Excise taxes	—	(475)	(3,952)	—	—	(4,427)
Revenues from sales	13,083	29,572	16,776	52	(17,881)	41,602
Operating expenses	(5,938)	(27,814)	(16,192)	(153)	17,881	(32,216)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(323)	(115)	(8)	—	(1,686)
Operating income	5,905	1,435	469	(109)	—	7,700
Equity in net income (loss) of affiliates and other items	343	89	52	15	—	499
Tax on net operating income	(3,527)	(450)	(125)	—	—	(4,102)
Net operating income	2,721	1,074	396	(94)	—	4,097
Net cost of net debt						(59)
Non-controlling interests						(92)
Net income						3,946

1st quarter 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	84	—	—	—	—	84
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	84	—	—	—	—	84
Operating expenses	—	1,146	210	—	—	1,356
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	84	1,146	210	—	—	1,440
Equity in net income (loss) of affiliates and other items	—	32	7	11	—	50
Tax on net operating income	(212)	(370)	(69)	—	—	(651)
Net operating income (b)	(128)	808	148	11	—	839
Net cost of net debt						—
Non-controlling interests						3
Net income						842

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	1,146	210	—
On net operating income	—	808	148	—

1st quarter 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,060	19,385	20,489	11	—	45,945
Intersegment sales	6,939	10,662	239	41	(17,881)	—
Excise taxes	—	(475)	(3,952)	—	—	(4,427)
Revenues from sales	12,999	29,572	16,776	52	(17,881)	41,518
Operating expenses	(5,938)	(28,960)	(16,402)	(153)	17,881	(33,572)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(323)	(115)	(8)	—	(1,686)
Adjusted operating income	5,821	289	259	(109)	—	6,260
Equity in net income (loss) of affiliates and other items	343	57	45	4	—	449
Tax on net operating income	(3,315)	(80)	(56)	—	—	(3,451)
Adjusted net operating income	2,849	266	248	(105)	—	3,258
Net cost of net debt						(59)
Non-controlling interests						(95)
Adjusted net income						3,104
Adjusted fully-diluted earnings per share (€)						1.38

(a) Except for per share amounts.

1st quarter 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	5,232	344	91	16	—	5,683
Total divestments	335	16	21	291	—	663
Cash flow from operating activities	4,643	1,058	(44)	57	—	5,714

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	51,193	(25)	51,168
Excise taxes	(4,393)	—	(4,393)
Revenues from sales	46,800	(25)	46,775
Purchases net of inventory variation	(32,887)	846	(32,041)
Other operating expenses	(5,027)	(65)	(5,092)
Exploration costs	(356)	—	(356)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,838)	—	(1,838)
Other income	179	110	289
Other expense	(92)	(4)	(96)
Financial interest on debt	(187)	—	(187)
Financial income from marketable securities & cash equivalents	35	—	35
Cost of net debt	(152)	—	(152)
Other financial income	85	—	85
Other financial expense	(136)	—	(136)
Equity in net income (loss) of affiliates	535	6	541
Income taxes	(4,028)	(277)	(4,305)
Consolidated net income	3,083	591	3,674
Group share	3,074	588	3,662
Non-controlling interests	9	3	12

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	45,945	84	46,029
Excise taxes	(4,427)	—	(4,427)
Revenues from sales	41,518	84	41,602
Purchases net of inventory variation	(28,611)	1,356	(27,255)
Other operating expenses	(4,702)	—	(4,702)
Exploration costs	(259)	—	(259)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,686)	—	(1,686)
Other income	74	11	85
Other expense	(59)	—	(59)
Financial interest on debt	(136)	—	(136)
Financial income from marketable securities & cash equivalents	47	—	47
Cost of net debt	(89)	—	(89)
Other financial income	75	—	75
Other financial expense	(108)	—	(108)
Equity in net income (loss) of affiliates	467	39	506
Income taxes	(3,421)	(651)	(4,072)
Consolidated net income	3,199	839	4,038
Group share	3,104	842	3,946
Non-controlling interests	95	(3)	92

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS OF 2012

(unaudited)

1)             Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2012 are presented in Euros and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of March 31, 2012 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2011 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board).

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2011.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•        give a true and fair view of the Group’s financial position, financial performance and cash flows;

•        reflect the substance of transactions;

•        are neutral;

•        are prepared on a prudent basis; and

•        are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

2)             Changes in the Group structure, main acquisitions and divestments

•                  Upstream

•                  TOTAL finalized in February 2012 the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for €1,131 million ($1,482 million), entirely consisting of mineral interests. TOTAL has become an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. TOTAL is the operator of Block 1.

3)             Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Until December 31, 2011, the Group’s activities were conducted through three business segments as follows:

•                    the Upstream segment including the activities of the Exploration & Production division and the Gas & Power division;

•                    the Downstream segment included activities of the Refining & Marketing division and the Trading & Shipping division;

•                    the Chemicals segment included Base Chemicals and Specialties.

In October 2011, the Group announced a plan of reorganization of its business segments Downstream and Chemicals. This reorganization has become effective as of January 1st, 2012 and the Group’s activities are now conducted through three business segments as follows:

•                    an Upstream segment including the activities of the Exploration & Production division and the Gas & Power division;

•                    a Refining & Chemicals segment that is a major production hub combining TOTAL’s refining, petrochemicals, fertilizers and specialty chemicals operations. This segment also includes Trading & Shipping activities;

•                    a Supply & Marketing segment that is dedicated to the global supply and marketing of petroleum products.

Furthermore, the Corporate segment includes the operating and financial activities of the holding companies (including the investment in Sanofi).

Following this reorganization, information by business segment for comparative periods has been restated under the new organization effective as from January 1, 2012.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Supply & Marketing segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Refining Chemicals	Supply Marketing	Corporate	Total
1st quarter 2012	Inventory valuation effect	—	783	63	—	846
	Effect of changes in fair value	(25)	—	—	—	(25)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	(65)	(65)
Total		(25)	783	63	(65)	756
1st quarter 2011	Inventory valuation effect	—	1,146	210	—	1,356
	Effect of changes in fair value	84	—	—	—	84
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	—	—
Total		84	1,146	210	—	1,440

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Refining Chemicals	Supply Marketing	Corporate	Total
1st quarter 2012	Inventory valuation effect	—	553	37	—	590
	Effect of changes in fair value	(20)	—	—	—	(20)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(20)	—	—	—	(20)
	Gains (losses) on disposals of assets	—	—	—	80	80
	Other items	—	—	—	(42)	(42)
Total		(40)	553	37	38	588
1st quarter 2011	Inventory valuation effect	—	808	138	—	946
	Effect of changes in fair value	63	—	—	—	63
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on disposals of assets	—	—	—	11	11
	Other items	(178)	—	—	—	(178)
Total		(115)	808	138	11	842

4)             Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of March 31, 2012, TOTAL S.A. held 9,220,153 of its own shares, representing 0.39% of its share capital, detailed as follows:

•                  6,710,356 shares allocated to TOTAL restricted shares plans for Group employees;

•                  2,509,797 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 9,220,153 shares are deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of March 31, 2012, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.24% of its share capital, detailed as follows:

•                  2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•                  98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. paid three quarterly interim dividends for the fiscal year 2011:

•                  The first quarterly interim dividend of €0.57 per share for the fiscal year 2011, decided by the Board of Directors on April 28, 2011, was paid on September 22, 2011 (the ex-dividend date was September 19, 2011);

•                  The second quarterly interim dividend of €0.57 per share for the fiscal year 2011, decided by the Board of Directors on July 28, 2011, was paid on December 22, 2011 (the ex-dividend date was December 19, 2011);

•                  The third quarterly interim dividend of €0.57 per share for the fiscal year 2011, decided by the Board of Directors on October 27, 2011, was paid on March 22, 2012 (the ex-dividend date was March 19, 2012).

A resolution will be submitted at the shareholders’ meeting on May 11, 2012 to pay a dividend of €2.28 per share for the 2011 fiscal year, i.e. a balance of €0.57 per share to be distributed after deducting the three quarterly interim dividends of €0.57 per share that have already been paid.

A first quarterly dividend for the fiscal year 2012 of €0.57 per share, decided by the Board of Directors on April 26, 2012, will be paid on September 27, 2012 (the ex-dividend date will be September 24, 2012).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	1st quarter 2012		1st quarter 2011

Currency translation adjustment		(1,054)		(1,978)
- unrealized gain/(loss) of the period	(1,055)		(1,978)
- less gain/(loss) included in net income	(1)		—

Available for sale financial assets		(66)		115
- unrealized gain/(loss) of the period	41		111
- less gain/(loss) included in net income	107		(4)

Cash flow hedge		70		(24)
- unrealized gain/(loss) of the period	133		24
- less gain/(loss) included in net income	63		48

Share of other comprehensive income of equity affiliates, net amount		162		(87)

Other		(6)		2
- unrealized gain/(loss) of the period	(6)		2
- less gain/(loss) included in net income	—		—
Tax effect		(11)		6

Total other comprehensive income, net amount		(905)		(1,966)

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2012			1st quarter 2011
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	(1,054)		(1,054)	(1,978)		(1,978)
Available for sale financial assets	(66)	16	(50)	115	(2)	113
Cash flow hedge	70	(27)	43	(24)	8	(16)
Share of other comprehensive income of equity affiliates, net amount	162		162	(87)		(87)
Other	(6)		(6)	2		2

Total other comprehensive income	(894)	(11)	(905)	(1,972)	6	(1,966)

5)             Financial debt

The Group issued bonds through its subsidiary Total Capital International during the first three months of 2012:

•             Bond 4.875% 2012-2017 (100 million AUD)

•             Bond 1.500% 2012-2017 (1,000 million USD)

•             Bond 2.875% 2012-2022 (1,000 million USD)

The Group reimbursed bonds during the first three months of 2012:

•             Bond 2.125% 2005-2012 (500 million CHF)

•             Bond 3.250% 2005-2012 (650 million EUR)

•             Bond 5.890% 2002-2012 (20 million USD)

•             Bond 4.125% 2006-2012 (200 million CAD)

•              Bond 5.625% 2006-2012 (100 million AUD)

•              Bond 4.625% 2005-2012 (450 million GBP)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6)             Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first three months of 2012.

7)                   Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

Refining & Chemicals

•                  As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

This guarantee covers, for a period of ten years from the date of the spin-off, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by this guarantee, in Europe.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, this guarantee will become void.

•                  In the United States, civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are closed without significant impact on the Group’s financial position.

•                  In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result, since the spin-off, the Group has paid the overall amount of €188.07 million(2), corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted to which an amount of €31.31 million of interest has been added as explained hereinafter.

The European Commission imposed these fines following investigations between 2000 and 2004 into commercial practices involving eight products sold by Arkema. Five of these investigations resulted in prosecutions from the European Commission for which Elf Aquitaine has been named as the parent company, and two of these investigations named TOTAL S.A. as the ultimate parent company of the Group.

TOTAL S.A. and Elf Aquitaine are contesting their liability based solely on their status as parent companies and appealed for cancellation and reformation of the rulings that are still pending before the relevant EU court of appeals or supreme court of appeals.

During the year 2011, four of the proceedings have evolved and are closed as far as Arkema is concerned:

•                  In one of these proceedings, the Court of Justice of the European Union (CJEU) has rejected the action of Arkema while the decisions of the European Commission and of the General Court of the European Union against the parent companies have been squashed. Consequently, this proceeding is definitively closed regarding Arkema as well as the parent companies.

•                  In two other proceedings, previous decisions against Arkema and the parent companies have been upheld by the General Court of the European Union. While the parent companies have introduced an appeal before the CJEU among which one have been upheld during the 2012 first quarter, Arkema did not appeal to the CJEU.

(1) Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

(2) This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

•                  Finally, in a last proceeding, the General Court has decided to reduce the amount of the fine initially ordered against Arkema while, in parallel, it has rejected the actions of the parent companies that have remained obliged to pay the whole amount of the fine initially ordered by the European Commission. Arkema has accepted this decision while the parent companies have introduced an appeal before the CJEU upheld during the 2012 first quarter.

With the exception of the €31.31 million of interest charged by the European Commission to the parent companies, which has been required to pay in accordance with the decision concerning the last proceeding referred hereinabove, the evolution of the proceedings during the year 2011 and the 2012 first quarter did not modify the global amount assumed by the Group in execution of the guarantee.

In addition, civil proceedings against Arkema and other groups of companies were initiated in 2009 and 2011, respectively, before the German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before the German court. At this point, the probability of a favorable verdict and the financial impacts of these proceedings are uncertain due to the number of legal difficulties they give rise to, the lack of documented claims and evaluations of the alleged damages.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company before the spin-off.

Within the framework of all of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of March 31, 2012.

Supply & Marketing

•                  Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined €20.25 million in 2006, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending.

•                  In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding another product line of the Supply & Marketing segment, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. TOTAL S.A. also appealed this decision before the relevant court and this appeal is still pending.

•                  In addition, civil proceedings against TOTAL S.A and Total Raffinage Marketing and other companies were initiated before UK and Dutch courts by third parties for alleged damages in connection with the prosecutions brought by the European Commission in this case. At this point, the probability to have a favorable verdict and the financial impacts of these procedures are uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and evaluations of the alleged damages.

Within the framework of the legal proceedings described above, a €30 million reserve is booked in the Group’s consolidated financial statements as of March 31, 2012.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, the deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site restoration obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

Regarding the cause of the explosion, the hypothesis that the explosion was caused by Grande Paroisse through the accidental mixing of hundreds of kilos of a chlorine compound at a storage site for ammonium nitrate was discredited over the course of the investigation. As a result, proceedings against ten of the eleven Grande Paroisse employees charged during the criminal investigation conducted by the Toulouse Regional Court (Tribunal de grande instance) were dismissed and this dismissal was upheld on appeal. Nevertheless, the final experts’ report filed on May 11, 2006 continued to focus on the hypothesis of a chemical accident, although this hypothesis was not confirmed during the attempt to reconstruct the accident at the site. After having articulated several hypotheses, the experts no longer maintain that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

All the requests for additional investigations that were submitted by Grande Paroisse, the former site manager and various plaintiffs were denied on appeal after the end of the criminal investigation procedure. On July 9, 2007, the investigating judge brought charges against Grande Paroisse and the former plant manager before the criminal chamber of the Court of Appeal of Toulouse. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest were summoned to appear in Court pursuant to a request by a victims association. The trial for this case began on February 23, 2009, and lasted approximately four months.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the disaster, were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, has appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

The appeal proceeding before the Court of Appeal of Toulouse was completed on March 16, 2012. The decision is expected on September 24, 2012.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. As of March 31, 2012, a €19 million reserve was recorded in the Group’s consolidated balance sheet.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.

The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. TOTAL’s UK subsidiary finally decided to withdraw from this recourse due to settlement agreements reached in mid-February 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of March 31, 2012, stands at €73 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, the subsidiary was fined £3.6 million and paid it. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection, and ordering TOTAL S.A. to pay a fine of €375,000. The Court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive and irrevocable compensation as determined by the Court. Forty-two third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Cour d’appel de Paris upheld the lower Court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000.

However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

TOTAL challenged the criminal law-related of this decision before the French Supreme Court (Cour de cassation).

The pleadings before the Cour de cassation are scheduled to take place on May 24, 2012. The decision of the Cour de cassation is expected during the course of the year 2012.

To facilitate the payment of damages awarded by the Court of Appeal in Paris to third parties against Erika’s controlling and classification firm, the ship-owner and the ship-manager, a global settlement agreement was signed late 2011 between these parties and TOTAL S.A. under the auspices of the IOPC Fund. Under this global settlement agreement, each party agreed to the withdrawal of all civil proceedings initiated against all other parties to the agreement. In connection with this settlement agreement, the Erika’s controlling and classification firm, proposed to pay third parties who so requested definitive and irrevocable compensation as determined by the Court of Appeal.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract’s termination. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation which were not even parties to the contract, have launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as to a matter of law or fact. The Group has lodged a criminal complaint to denounce the fraudulent claim which the Group believes it is a victim of and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran, by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with a consultant concerning a gas field in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

Investigations are still pending and the Company is cooperating with the SEC and the DoJ. In 2010, the Company opened talks with U.S. authorities, without any acknowledgement of facts, to consider an out-of-court settlement as it is often the case in this kind of proceeding.

Late in 2011, the SEC and the DoJ proposed to TOTAL out-of-court settlements that would close their inquiries, in exchange for TOTAL’s committing to a number of obligations and paying fines. As TOTAL was unable to agree to several substantial elements of the proposal, the Company is continuing discussions with the U.S. authorities. The Company is free not to accept an out-of-court settlement solution, in which case it would be exposed to the risk of prosecution in the United States.

In this same affair, a parallel judicial inquiry related to TOTAL was initiated in France in 2006. The Company’s Chief Executive Officer was placed in 2007 under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division. The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched.

At this point, the Company cannot determine when these investigations will terminate, and cannot predict their results, or the outcome of the talks that have been initiated. Resolving these cases is not expected to have a significant impact on the Group’s financial situation or consequences on its future planned operations.

Libya

In June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies - including, among others, TOTAL - a formal request for information related to their operations in Libya. TOTAL is cooperating with this non public investigation.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating judge that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating judge, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating judge that the case against TOTAL S.A., the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating judge on the matter decided to send the case to trial. The hearing are expected in the first quarter of 2013.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996.

The Volcker report released by the independent investigating committee set up by the UN had discarded any bribery grievance within the framework of the Oil-For-Food program with respect to TOTAL.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group’s employees are the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings go before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would suspend the concession for this field for one year. Total Italia has appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the Gorgoglione concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010. The preliminary hearing judge, who will decide whether the case shall be returned to the Criminal Court to be judged on the merits, held the first hearing on December 6, 2010. The proceedings before the Judge of the preliminary hearing are still pending. The decision of the preliminary hearing judge is expected in the second quarter 2012.

In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

Elgin

Following a gas leak starting on March 25, 2012, from the G4 well on the platform of the Elgin field in the North Sea (United Kingdom), the production from the Elgin, Franklin and West Franklin fields was stopped and the site’s personnel was evacuated. No injuries to personnel have occurred, and the risk to the environment is expected to be relatively minor.

TOTAL immediately launched its emergency response plan and mobilized crisis management teams. The Group also mobilized international well control experts. The two main actions deployed within the scope of intervention plans aiming to control the gas leak from the G4 well are progressing in parallel: the first consists of directly injecting “heavy mud” into the well, and the second consists of drilling a relief well to intervene at the source of the leak. All means necessary to implement these solutions have been mobilized, and, as of April 26, 2012, the two actions are progressing satisfactorily.

Since April 6, teams comprised of TOTAL experts and specialists engaged by the Group have conducted numerous missions to the Elgin platform in order to prepare and implement the intervention plans for controlling the leak from the G4 wells.

TOTAL is the operator of the Elgin, Franklin and West Franklin fields and holds an interest of 46.17% since the end of 2011 via the Elgin Franklin Oil & Gas (EFOG) company. As of April 26, 2012, the loss of production from these three fields (Group part) is approximately 53,000 boe/d (barrels of oil equivalent per day), representing 2.2% of the Group’s total production, and TOTAL estimates the impact on Group net operating income of the stopped production at $1.5 million (approximately €1.1 million) a day.

Nigeria (OML 58)

On April 3, 2012, Total E&P Nigeria Limited (TEPNG), a subsidiary of the Group, became aware of water and gas resurgence points observed in an uninhabited area close to its onshore gas production facilities on the OML 58 license. This event is the likely consequence of a technical incident that occurred March 20, 2012 on the Ibewa gas production site: a gas producing well (IBW16) was intersected during the drilling operations of a new well (OB127b), which resulted in gas flowing from the production well into intermediate geological layers. Production from the Obite gas plant was stopped and wells shut down and secured.

TEPNG is working in close collaboration with representatives of the local community and the Nigerian authorities. All necessary means to ensure the protection of nearby communities and personnel and to limit the impact on the environment have been immediately mobilized.

TEPNG operates the OML 58 license as part of the joint venture between TOTAL and the Nigerian National Petroleum Company, and holds a 40% stake in this permit. As of April 26, 2012, the loss of production from this situation is approximately 21,000 boe/d (barrels of oil equivalent per day), representing less than 1% of the Group’s total production, and TOTAL estimates the impact on Group net operating income of the stopped production at $0.2 million (approximately €0.15 million) a day.

For these two events, in line with industry practice and local regulation, TOTAL has insurance policies in place that cover the operational risks.

Taking into account the actions taken to resolve the Elgin and OML 58 situations described above, a provision was booked in the Group’s consolidated financial statements as of March 31, 2012 with an impact of €42 million on the net operating income. This amount will be reevaluated in light of future events.

Yemen

The Yemen LNG Company confirmed on March 30, 2012, the sabotage of the 38 inch gas pipeline that links block 18 to the Balhaf facility on the Gulf of Aden. The explosion, which resulted in no victims, occurred in a desert zone forty kilometers north of the Balhaf liquefaction plant. The production was stopped permitting the advancement of the planned shutdown for annual maintenance of the GNL facility originally scheduled for April 15, 2012. Gas pipeline was repaired at the same time, enabling LNG production to resume as from April 21, 2012.

8)             Information by business segment

1st quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,618	23,096	21,411	43	—	51,168
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,852	34,107	18,054	87	(20,325)	46,775
Operating expenses	(7,013)	(33,057)	(17,514)	(230)	20,325	(37,489)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,407)	(314)	(108)	(9)	—	(1,838)
Operating income	6,432	736	432	(152)	—	7,448
Equity in net income (loss) of affiliates and other items	465	92	9	117	—	683
Tax on net operating income	(3,998)	(214)	(144)	4	—	(4,352)
Net operating income	2,899	614	297	(31)	—	3,779
Net cost of net debt						(105)
Non-controlling interests						(12)
Net income						3,662

1st quarter 2012 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	(25)	—	—	—	—	(25)
Intersegment sales	—	—	—	—	—
Excise taxes	—	—	—	—	—
Revenues from sales	(25)	—	—	—	—	(25)
Operating expenses	—	783	63	(65)	—	781
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(25)	783	63	(65)	—	756
Equity in net income (loss) of affiliates and other items	(21)	23	—	110	—	112
Tax on net operating income	6	(253)	(23)	(7)	—	(277)
Net operating income (b)	(40)	553	40	38	—	591
Net cost of net debt						—
Non-controlling interests						(3)
Net income						588

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	783	63	—
On net operating income	—	553	40	—

1st quarter 2012 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,643	23,096	21,411	43	—	51,193
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,877	34,107	18,054	87	(20,325)	46,800
Operating expenses	(7,013)	(33,840)	(17,577)	(165)	20,325	(38,270)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,407)	(314)	(108)	(9)	—	(1,838)
Adjusted operating income	6,457	(47)	369	(87)	—	6,692
Equity in net income (loss) of affiliates and other items	486	69	9	7	—	571
Tax on net operating income	(4,004)	39	(121)	11	—	(4,075)
Adjusted net operating income	2,939	61	257	(69)	—	3,188
Net cost of net debt						(105)
Non-controlling interests						(9)
Adjusted net income						3,074
Adjusted fully-diluted earnings per share (€)						1.36

(a) Except for per share amounts.

1st quarter 2012 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	5,368	429	136	7	—	5,940
Total divestments	759	141	34	756	—	1,690
Cash flow from operating activities	5,624	(36)	(302)	(19)	—	5,267

1st quarter 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,144	19,385	20,489	11	—	46,029
Intersegment sales	6,939	10,662	239	41	(17,881)	—
Excise taxes	—	(475)	(3,952)	—	—	(4,427)
Revenues from sales	13,083	29,572	16,776	52	(17,881)	41,602
Operating expenses	(5,938)	(27,814)	(16,192)	(153)	17,881	(32,216)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(323)	(115)	(8)	—	(1,686)
Operating income	5,905	1,435	469	(109)	—	7,700
Equity in net income (loss) of affiliates and other items	343	89	52	15	—	499
Tax on net operating income	(3,527)	(450)	(125)	—	—	(4,102)
Net operating income	2,721	1,074	396	(94)	—	4,097
Net cost of net debt						(59)
Non-controlling interests						(92)
Net income						3,946

1st quarter 2011 (adjustments) (a) (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	84	—	—	—	—	84
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	84	—	—	—	—	84
Operating expenses	—	1,146	210	—	—	1,356
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	84	1,146	210	—	—	1,440
Equity in net income (loss) of affiliates and other items	—	32	7	11	—	50
Tax on net operating income	(212)	(370)	(69)	—	—	(651)
Net operating income (b)	(128)	808	148	11	—	839
Net cost of net debt						—
Non-controlling interests						3
Net income						842

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	1,146	210	—
On net operating income	—	808	148	—

1st quarter 2011 (adjusted) (M€) (a)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Non-Group sales	6,060	19,385	20,489	11	—	45,945
Intersegment sales	6,939	10,662	239	41	(17,881)	—
Excise taxes	—	(475)	(3,952)	—	—	(4,427)
Revenues from sales	12,999	29,572	16,776	52	(17,881)	41,518
Operating expenses	(5,938)	(28,960)	(16,402)	(153)	17,881	(33,572)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,240)	(323)	(115)	(8)	—	(1,686)
Adjusted operating income	5,821	289	259	(109)	—	6,260
Equity in net income (loss) of affiliates and other items	343	57	45	4	—	449
Tax on net operating income	(3,315)	(80)	(56)	—	—	(3,451)
Adjusted net operating income	2,849	266	248	(105)	—	3,258
Net cost of net debt						(59)
Non-controlling interests						(95)
Adjusted net income						3,104
Adjusted fully-diluted earnings per share (€)						1.38

(a) Except for per share amounts.

1st quarter 2011 (M€)	Upstream	Refining Chemicals	Supply Marketing	Corporate	Intercompany	Total
Total expenditures	5,232	344	91	16	—	5,683
Total divestments	335	16	21	291	—	663
Cash flow from operating activities	4,643	1,058	(44)	57	—	5,714

9)             Reconciliation of the information by business segment with consolidated financial statements

1st quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	51,193	(25)	51,168
Excise taxes	(4,393)	—	(4,393)
Revenues from sales	46,800	(25)	46,775

Purchases net of inventory variation	(32,887)	846	(32,041)
Other operating expenses	(5,027)	(65)	(5,092)
Exploration costs	(356)	—	(356)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,838)	—	(1,838)
Other income	179	110	289
Other expense	(92)	(4)	(96)

Financial interest on debt	(187)	—	(187)
Financial income from marketable securities & cash equivalents	35	—	35
Cost of net debt	(152)	—	(152)

Other financial income	85	—	85
Other financial expense	(136)	—	(136)

Equity in net income (loss) of affiliates	535	6	541

Income taxes	(4,028)	(277)	(4,305)
Consolidated net income	3,083	591	3,674
Group share	3,074	588	3,662
Non-controlling interests	9	3	12

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	45,945	84	46,029
Excise taxes	(4,427)	—	(4,427)
Revenues from sales	41,518	84	41,602

Purchases net of inventory variation	(28,611)	1,356	(27,255)
Other operating expenses	(4,702)	—	(4,702)
Exploration costs	(259)	—	(259)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,686)	—	(1,686)
Other income	74	11	85
Other expense	(59)	—	(59)

Financial interest on debt	(136)	—	(136)
Financial income from marketable securities & cash equivalents	47	—	47
Cost of net debt	(89)	—	(89)

Other financial income	75	—	75
Other financial expense	(108)	—	(108)

Equity in net income (loss) of affiliates	467	39	506

Income taxes	(3,421)	(651)	(4,072)
Consolidated net income	3,199	839	4,038
Group share	3,104	842	3,946
Non-controlling interests	95	(3)	92

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10)      Changes in progress in the Group structure

•                  Upstream

•                  TOTAL announced in February 2012 the signature of an agreement with Sinochem to sell its interests in the Cusiana field and in OAM and ODC pipelines. This transaction is subject to approval by the relevant authorities.